EXHIBIT 20

          SPS TECHNOLOGIES

                      NEWS
                                                    For:  Immediate Release

                                                Contact:  Arthur B. Belden
                                                          Vice President,
                                                          Finance
                                                          (215) 860-3046


          SPS TECHNOLOGIES
          TO REDUCE NON-DIRECT EMPLOYMENT 10 PERCENT,
          RECORD FOURTH QUARTER RESTRUCTURING CHARGE


               NEWTOWN, PA, January 5, 1994--SPS Technologies (NYSE - ST) today reported that it is reducing employment by over 200 non-direct employees or approximately 10 percent of its total non-direct work force. No reduction of direct labor employees is anticipated at this time. SPS also announced that it has substantially reduced its corporate staff and is moving its corporate headquarters to the Company's Jenkintown, Pennsylvania, plant. These actions, plus reductions of its executive payroll and other non-essential expenses are being taken to reduce overhead costs.


               The Company expects to record a fourth quarter restructuring charge of $20 to $25 million to reflect the costs associated with the aforementioned actions; modifications to the previously announced restructuring plan; increased costs to complete plant consolidations; and the write off of previously deferred costs of approximately $10 million required as a result of the protracted period of disposal of the remaining assets held for sale. The plan modifications include the Company's decision to retain its European industrial fastener businesses and its hard ferrite magnetic materials business, which previously had been held for sale.


               It is anticipated that as a result of the above-mentioned restructuring charge, the Company will be in violation of certain loan agreement covenants. SPS believes that the cost reduction program described above will be favorably received by its lenders and that new covenants will be negotiated.


          PR94-1412-10

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